

July 12, 2013

Via E-mail
Mr. Murray A. Goldberg
Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

> **Re: Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 000-19034**

Dear Mr. Goldberg:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

Note 12. Convertible Debt, page F-26

1. You state that the conversion price is adjustable under certain circumstances. Please provide us your analysis of why you do not believe the conversion option is a derivative pursuant to ASC 815. If you do not believe the conversion option is required to be recorded as a derivative, please tell us what consideration was given to ASC 470-20 in recording a beneficial conversion feature.

2. You state that the warrants have an initial strike price of $103.41 per share. If the strike price may fluctuate, please tell us under what conditions the strike price may change and why you believe the warrants are not required to be accounted for as a derivative. Also, please provide us your analysis relating to the accounting treatment for the convertible note hedge and why you do not believe it is required to be recorded as a derivative. Tell us the terms of the hedge, including the customary anti-dilution adjustments. Provide us the literature you

are using to support recording the hedge as a reduction to additional paid-in capital. For both the warrant and the convertible note hedge, provide us your analysis as to why you believe they are indexed to the company's common stock under ASC 815-40. Also, refer to ASC 815-10-15-83 in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant